manatt manatt | phelps | phillips	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

August 16, 2016	Client-Matter: 49913-032

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re	Registration Statement on Form S-3
Filed August 16, 2016

To Whom it May Concern,

On behalf of our client, Pingtan Marine Enterprise Ltd., a Cayman Islands exempted company (the “Company”), we hereby file the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2016.

Please direct any questions with respect to this filing to the undersigned at Manatt, Phelps & Phillips LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,

MANATT, PHELPS & PHILLIPS LLP

/s/ Thomas J. Poletti

Thomas J. Poletti

Enclosure

cc:	Xinrong Zhuo, Chief Executive Officer
Roy Yu, Chief Financial Officer

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

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